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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026.

Commission File Number 001-41670

Apollomics Inc.

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

Regain of Compliance with a Continued Listing Rule or Standard

On July 8, 2026, Apollomics Inc. (the “Company”) received written notice from the Nasdaq Listing Qualifications Staff (Staff) stating that the Company regained compliance with the Market Value of Listed Securities (MVLS) requirement, as set forth in Nasdaq Listing Rule 5550(b)(2) (Rule) for continued listing on the Nasdaq Capital Market, and the matter is now closed.

As previously reported, the Company was notified by the Nasdaq Stock Market LLC on June 18, 2026, that it was not in compliance with the Rule because it failed to maintain a minimum MVLS of $35 million over the previous 30 consecutive business days. Since then, Staff has determined that for the last 10 consecutive business days, from June 23, 2026 to July 7, 2026, the Company’s market value of listed securities has been $35 million or greater. Accordingly, the Company has regained compliance with the Rule, and this matter is now closed.

Press Release and Exhibit

The Company issued a press release announcing that it has regained compliance with the Nasdaq minimum MVLS requirement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Form 6-K is incorporated by reference into the Company’s registration statements under the Securities Act of 1933, as amended, including its registration statements on Form S-8 (File Nos. 333-272559 and 333-293148) and Form F-3 (File Nos. 333-278430, 333-278431, 333-279549, and 333-294154), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated July 13, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.
(Registrant)
Date July 14, 2026

(Signature)*

Peter Lin, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (07-22)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

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